Mail Stop 3561

November 21, 2006

Christopher LaRose, Chief Executive Officer
Physicians Remote Solutions, Inc.
64 Secretariat Court
Tinton Falls, New Jersey 07724

> **Re: Physicians Remote Solutions, Inc.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed November 2, 2006**
> **File No. 333-131599**

Dear Mr. LaRose:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please note that the page numbers to which we refer correspond to the marked copy of the filing sent to us by counsel.

Risk Factors, page 7

Although our financial statements have been prepared…, page 8

1. We note your response to comment 3 in our letter dated October 12, 2006 and the revisions to your disclosure. Please further revise your disclosure to clarify that the report of your independent auditors refers to the uncertainty regarding your ability to <u>continue</u> as a going concern, rather than your ability to <u>become</u> a going concern.

Management's Plan of Operation, page 13

2. We note your response to comment 4 in our letter dated October 12, 2006. In your response, you state that you believe that you have sufficient funds to

meet your cash requirements for approximately six months after this registration statement becomes effective. However, when you filed your initial, pre-effective registration statement, and the subsequent amendments, it was unclear what month you would become effective. Therefore, please tell us how you determined when the six month period was to begin and end. Also, in this section, please disclose through what month you have sufficient funds to meet your cash requirements.

Executive Compensation, page 30

3. We note your responses to comments 6 and 7 in our letter dated October 12, 2006. In the paragraph following your table, please correct the dollar value of the shares you gave Gary Cella for his services rendered.

Selling Stockholders, page 34

4. We reissue comment 8 in our letter dated October 12, 2006. Please expand the disclosure in this section to provide all the relevant facts relating to the private sale of 500,000 shares sold by Gary Cella and Jonathan Reisman for $0.10 per share. For example, please disclose the exemption or exemptions upon which Mr. Cella and Mr. Reisman relied to sell these shares privately to both the "certain selling shareholders" and to Patricia Stewart. Also, please disclose the facts of the sale in enough detail to show that the exemption was appropriate.

5. We reissue comment 9 in our letter dated October 12, 2006. Please provide us an analysis as to why you believe Richard Schreiber and Patricia Stewart do not qualify as statutory broker-dealers under the Securities Exchange Act of 1934.

Plan of Distribution, page 36

6. We reissue comment 10 in our letter dated October 12, 2006. Please describe the factors you examined in determining that you would offer your shares on behalf of your selling shareholders at $0.65 per share.

Consolidated Financial Statements, page F-1

7. Please revise your financial statements to present a balance sheet as of August 31, 2006 and a statement of operations, statement of cash flows, and statement of stockholders' equity for the nine months ended August 31, 2006. These financial statements represent your most recently completed fiscal quarter and may be unaudited. Please remove the current interim statements presented

after November 30, 2005. Additionally, please revise to present your statement of operations and statement of cash flows for the period from April 5, 2005 (inception) to August 31, 2006. See Items 310(b) and 310(g) of Regulation S-B. Finally, please revise your audit report to conform to the above presentation. In doing so, please ensure the audit report specifically states that your fiscal year ended November 30, 2005 is audited.

Consolidated Statements of Cash Flows, page F-4

8. Please reconcile for us your supplemental cash flow disclosures, in which you indicate that you issued 83,334 shares of common stock to your president during the four months ended September 30, 2006, with your statement of stockholders' equity and Note H, in which you indicate that you issued 166,668 shares of common stock to your president during the same period.

Note H – Subsequent Events, page F-12

9. Please explain to us how you arrived at the fair value you are using on the date of issuance of your equity instruments to various individuals. Quoted market price generally represents the most accurate method to fair value equity instruments absent countervailing factors. Please note that in the absence of quoted market prices, recent contemporaneous cash transactions with independent third parties or independent valuations, we look to the estimated offering price as a leading indicator of value of your stock in the months prior to an offering. In light of your estimated offering price of $0.65 a share, please explain to us in detail why you believe it is appropriate to value the equity instruments issued to various individuals during August and September 2006 at $0.10 a share. In your response you should discuss and quantify the intervening economic events that have occurred, operationally, financially and otherwise, since the date you initially filed your registration statement that caused an increase or decrease in the fair value of your stock.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sarah Goldberg, Staff Accountant, at (202) 551-3340 or Anthony Watson, Staff Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend at (202) 551-3343, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551- 3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jonathan B. Reisman, Esq.
        Reisman & Associates, P.A.
        Via facsimile